# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KKR Real Estate Select Trust Inc., CIK 0001803958
CUSIP: 49836N502
Title of class of securities: Class I Shares of Common Stock, $0.001 per share
Address of issuer's principal executive offices: 30 Hudson Yards, New York, New York (NY), 10001
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001140361-21-029434
Filed by CIK 0001820655
Persons authorized to receive notices and communications: Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, (212) 750-8300; Benjamin Wells, Esq., Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-3577

## Reporting persons
- KKR Alternative Assets LLC (CIK 0001820655): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,428,373.99; shared voting power 0; sole dispositive power 10,428,373.99; shared dispositive power 0; aggregate amount beneficially owned 10,428,373.99 (43.6% of the class)
- KKR Group Assets Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,428,373.99; shared voting power 0; sole dispositive power 10,428,373.99; shared dispositive power 0; aggregate amount beneficially owned 10,428,373.99 (43.6% of the class)
- KKR Group Assets II GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,428,373.99; shared voting power 0; sole dispositive power 10,428,373.99; shared dispositive power 0; aggregate amount beneficially owned 10,428,373.99 (43.6% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 10,428,373.99; shared voting power 0; sole dispositive power 10,428,373.99; shared dispositive power 0; aggregate amount beneficially owned 10,428,373.99 (43.6% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,428,373.99; shared voting power 0; sole dispositive power 10,428,373.99; shared dispositive power 0; aggregate amount beneficially owned 10,428,373.99 (43.6% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,428,373.99; shared voting power 0; sole dispositive power 10,428,373.99; shared dispositive power 0; aggregate amount beneficially owned 10,428,373.99 (43.6% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,428,373.99; shared voting power 0; sole dispositive power 10,428,373.99; shared dispositive power 0; aggregate amount beneficially owned 10,428,373.99 (43.6% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,428,373.99; shared voting power 0; sole dispositive power 10,428,373.99; shared dispositive power 0; aggregate amount beneficially owned 10,428,373.99 (43.6% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,428,373.99; sole dispositive power 0; shared dispositive power 10,428,373.99; aggregate amount beneficially owned 10,428,373.99 (43.6% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,428,373.99; sole dispositive power 0; shared dispositive power 10,428,373.99; aggregate amount beneficially owned 10,428,373.99 (43.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares of Common Stock, $0.001 per share
Name of issuer: KKR Real Estate Select Trust Inc.
Address of issuer's principal executive offices: 30 Hudson Yards, New York, New York (NY), 10001
Comment:
This Amendment No. 13 (the "Amendment") amends and supplements the Statement on Schedule 13D filed on August 26, 2021, as amended by Amendment No. 1 filed on April 6, 2022, as amended by Amendment No. 2 filed on September 2, 2022, as amended by Amendment No. 3 filed on December 6, 2022, as amended by Amendment No. 4 filed on February 8, 2023, as amended by Amendment No. 5 filed on May 2, 2023, as amended by Amendment No. 6 filed on June 7, 2023, as amended by Amendment No. 7 filed on October 6, 2023, as amended by Amendment No. 8 filed on January 3, 2024, as amended by Amendment No. 9 filed on April 1, 2024, as amended by Amendment No. 10 filed on June 4, 2024, as amended by Amendment No. 11 filed on September 4, 2024, as amended by Amendment No. 12 filled on December 3, 2024 (as amended, this "Schedule 13D") relating to Class I shares of common stock, par value $0.001 per share (the "Shares"), of KKR Real Estate Select Trust Inc., a non-diversified, closed-end management investment company (the "Issuer"). The Issuer's principal executive offices are located at 30 Hudson Yards, New York, New York 10001.

Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 13 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On December 31, 2024, January 31, 2025, February 28, 2025 and March 31, 2025, the Issuer issued 102,613.161, 52,975.235, 47,995.804 and 117,903.000 Shares respectively, to KKR Alternative Assets LLC as payment for management fees and/or incentive fees based on the NAV per Share for an aggregate fee payment equivalent to $2,550,963.19, $1,310,077.57, $1,185,496.37, and $2,885,086.40 respectively, pursuant to the investment advisory agreement between KKR Real Estate Select Trust Inc. and KKR Registered Advisor LLC. Pursuant to such investment advisory agreement, KKR Registered Advisor LLC directed that KKR Alternative Assets LLC, its affiliate, receive these Shares on its behalf.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - 5(c) of the Schedule 13D are hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Persons beneficially own an aggregate of 10,428,373.994 Shares, representing 43.6% of the outstanding Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 23,945,004.723 Shares outstanding as of the date hereof based on Information provided by the Issuer.

KKR Group Assets Holding II L.P. (as the sole member of KKR Alternative Assets LLC), KKR Group Assets II GP LLC (as the general partner of KKR Group Assets Holding II L.P.), KKR Group Partnership L.P. (as the sole member of KKR Group Assets II GP LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities reported herein.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any Shares except as described herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Other than as set forth in Item 3 of this Amendment No.13, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2, has engaged in any transaction in any Shares during the past 60 days.

## Signatures
- KKR Alternative Assets LLC: /s/ Christopher Lee, Christopher Lee, Secretary (04/02/2025)
- KKR Group Assets Holdings II L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Assets II GP LLC, its general partner (04/02/2025)
- KKR Group Assets II GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (04/02/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (04/02/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (04/02/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (04/02/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (04/02/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (04/02/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (04/02/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (04/02/2025)